Exhibit 99.5

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of October 12, 2021 (the “Execution Date”), is entered into by and between ObsEva SA, a Swiss stock corporation (the “Company”), and the undersigned purchasers (the “Purchasers”) identified on the signature pages to that certain Securities Purchase Agreement, by and between the parties hereto, dated as of the Execution Date (as amended, restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Purchase Agreement.

RECITALS

WHEREAS, the Company has agreed, upon the terms and subject to the conditions of the Purchase Agreement, among other things, to issue and sell to the Purchasers Notes and Warrants, and to induce the Purchasers to enter into the Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “Securities Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchasers hereby agree as follows:

AGREEMENT

1.	DEFINITIONS.

As used in this Agreement, the following terms shall have the following meanings:

a. “Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the chief executive officer or the chief financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or prospectus in order for the applicable Registration Statement or prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein in the light of the circumstances under which they were made not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed and (iii) either (A) could reasonably be expected to have a material adverse effect on the Company’s ability to effect a material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction or (B) relates to information the accuracy of which has yet to be determined by the Company or which is the subject of an ongoing investigation or inquiry; provided that the Company takes all action as necessary to as expeditiously as possible make such determination and conclude such investigation or inquiry.

b. “Effectiveness Deadline” means (i) in the event the Registration Statement is not subject to review by the Commission, the earlier of (a) ninety (90) days after the filing of the Registration Statement or (b) five (5) Trading Days following the date on which the Commission notifies the Company that the Registration Statement is not subject to review, and (ii) in the event the Registration Statement is subject to review by the Commission, the earlier of (x) one hundred twenty (120) days after the filing of the Registration Statement or (y) five (5) Trading Days following the date on which the Commission notifies the Company that the Commission has no further comments on the Registration Statement.

c. “Holder” means a Purchaser, any transferee or assignee thereof to whom such Purchaser assigns its rights under this Agreement in accordance with Section 9 and who agrees to become bound by the provisions of this Agreement, and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement in accordance with Section 9 and who agrees to become bound by the provisions of this Agreement.

d. “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

e. “Register,” “registered,” and “registration” refer to a registration effected by preparing and filing one or more registration statements of the Company in compliance with the Securities Act and pursuant to Rule 415 or staff policy under the Securities Act or any successor rule providing for offering securities on a continuous basis (“Rule 415”), and the declaration or ordering of effectiveness of such registration statement(s) by the United States Securities and Exchange Commission (the “Commission”).

f. “Registrable Securities” means all Conversion Shares and Warrant Shares underlying the Notes and Warrants issued at each Closing and any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing.

g. “Registration Statement” means one or more registration statements under the Securities Act of the Company covering the resale of the Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415 or, if Rule 415 is not available for offers and sales of the Registrable Securities, by such other means of distribution of Registrable Securities as the Holders may reasonably specify, in respect of which the Company may use a Form F-3 registration statement (or any successor registration statement available for such resale that permits incorporation by reference at least to the same extent as such form) (“Form F-3”) or, if Form F-3 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of the Registrable Securities.

2.	REGISTRATION.

a. Mandatory Registration. The Company shall (i) by the thirtieth (30th) calendar day following the Initial Closing and (ii) by the twentieth (20th) calendar day following each Mandatory Tranche Closing or Optional Tranche Closing (such date with respect to each such Closing, the “Filing Date”) file with the Commission a Registration Statement covering the resale of all of the Registrable Securities underlying the Notes and Warrants issued at the applicable Closing. Each Holder and its counsel shall have a reasonable opportunity to review and comment upon each such Registration Statement and any amendment or supplement thereto and any related prospectus prior to its filing with the Commission, and the Company shall give due consideration to all reasonable comments of the Holders. Each Holder shall furnish all information reasonably requested by the Company for inclusion therein. The Company shall use its reasonable best efforts to cause each such Registration Statement and any amendments thereto to be declared effective by the Commission as soon as reasonably practicable after its filing, but in any case no later than the Effectiveness Deadline for such Registration Statement. The Company shall request effectiveness of a Registration Statement as of no later than 5:00 p.m. (New York City time) on a Trading Day. The Company shall promptly notify the Holders via facsimile or by e-mail of the effectiveness of a Registration Statement that the Company confirms effectiveness with the Commission, which shall be the date requested for effectiveness of such Registration Statement. The Company shall use reasonable best efforts to keep each Registration Statement continuously effective pursuant to Rule 415 promulgated under the Securities Act and available for the resale by the Holders of all of the Registrable Securities covered thereby until the date on which the Holders shall have sold all the Registrable Securities covered thereby (the “Registration Period”).

b. Rule 424 Prospectus. The Company shall, as required by applicable securities regulations, from time to time file with the Commission, pursuant to Rule 424 promulgated under the Securities Act, the prospectus and prospectus supplements, if any, to be used in connection with sales of the Registrable Securities under the Registration Statement. The Holders and their counsel shall have a reasonable opportunity to review and comment upon such prospectus prior to its filing with the Commission, and the Company shall give due consideration to all such comments. Each Holder shall use its reasonable best efforts to comment upon such prospectus within one (1) Trading Day from the date such Holder receives the final pre-filing version of such prospectus.

c. Sufficient Number of Shares Registered. In the event the number of shares available under a Registration Statement is insufficient to cover the applicable Registrable Securities, the Company shall use its reasonable best efforts to amend such Registration Statement or file a new Registration Statement, so as to cover all Registrable Securities not later than fifteen (15) Trading Days after the necessity therefor arises. The Company shall use its reasonable best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof.

d. Reserved.

e. Deferral and Suspension. At any time after being obligated to file a Registration Statement, or after any Registration Statement has become effective or a prospectus or prospectus supplement filed with the Commission, the Company may defer the filing of or suspend the use of any such Registration Statement or prospectus, upon giving written notice of such action to the Holder with a certificate signed by the principal executive officer of the Company stating that in the good faith judgment of the board of directors of the Company (the “Board”), the filing or use of any such Registration Statement or prospectus covering the Registrable Securities would be seriously detrimental to the Company or its stockholders at such time (including, but not limited to, if the filing or use of such Registration Statement would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control) and that the Board concludes, as a result, that it is in the best interests of the Company and its stockholders to defer the filing or suspend the use of such Registration Statement or prospectus at such time. The Company shall have the right to defer the filing of or suspend the use of such Registration Statement or prospectus for a period of not more than one hundred twenty (120) days from the date the Company notifies the Holder of such deferral or suspension; provided that the Company shall not exercise the right contained in this Section 2(e) more than once with respect to each then effective or contemplated Registration Statement or prospectus, as applicable, in any twelve month period. In the case of the suspension of use of any effective Registration Statement or prospectus, the Holder, immediately upon receipt of notice thereof from the Company, shall discontinue any offers or sales of Registrable Securities pursuant to such Registration Statement or prospectus until advised in writing by the Company that the use of such Registration Statement or prospectus may be resumed. In the case of a deferred Registration Statement filing, the Company shall provide prompt written notice to the Holder of (i) the Company’s decision to file or seek effectiveness of the Registration Statement following such deferral and (ii) the effectiveness of such Registration Statement. In the case of either a suspension of use of, or deferred filing of, any Registration Statement or prospectus, the Company shall not, during the pendency of such suspension or deferral, be required to take any action hereunder with respect to the registration or sale of any Registrable Securities pursuant to any Registration Statement or prospectus.

3.	RELATED OBLIGATIONS.

With respect to each Registration Statement and whenever any Registrable Securities are to be registered pursuant to Section 2, the Company shall use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

a. The Company shall use its reasonable best efforts to prepare and file with the Commission such amendments (including post-effective amendments) and supplements to such Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such registration statement.

b. The Company shall permit the Holders to review and comment upon such Registration Statement and all amendments and supplements thereto at least two (2) Business Days prior to their filing with the Commission, and not file any document in a form to which the Holder reasonably objects in good faith, provided any such objection is provided by the Holder within two (2) Business Days of the Holder’s receipt thereof. Each Holder shall use its reasonable best efforts to comment upon the Registration Statement and any amendments or supplements thereto within two (2) Business Days from the date the Holders receives the final version thereof. The Company shall furnish to the Holders, without charge, and within one (1) Business Day, any comments or correspondence from the Commission or the Staff to the Company or its representatives relating to the Registration Statement and the Company shall respond to the Commission or Staff regarding the resolution of any such Comments or correspondence as soon as reasonably practicable. Prior to the effective date of a Registration Statement, the Company shall use its reasonable best efforts to file a pre-effective amendment and otherwise respond in writing to comments made by the Commission in respect of such Registration Statement as soon as reasonably practicable after the receipt of comments by or notice from the Commission that such amendment is required in order for such Registration Statement to be declared effective.

c. Upon request of a Holder, the Company shall furnish to such Holder, (i) promptly after the same is prepared and filed with the Commission, at least one copy of such Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits, (ii) upon the effectiveness of such Registration Statement, a copy of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as the Holder may reasonably request) and (iii) such other documents, including copies of any preliminary or final prospectus, as any Holder may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by the Holder. For the avoidance of doubt, any filing available to the Holder via the Commission’s live EDGAR system shall be deemed “furnished to the Holder” hereunder.

d. The Company shall use reasonable best efforts to (i) register and qualify the Registrable Securities covered by a registration statement under such other securities or “blue sky” laws of such jurisdictions in the United States as the Holders reasonably request, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be reasonably necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions. The Company shall promptly notify each Holder who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

e. As promptly as practicable after becoming aware of such event or facts, the Company shall notify the Holders in writing of the happening of any event or existence of such facts as a result of which the prospectus included in any Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and deliver a copy of such supplement or amendment to the Holders (or such other number of copies as the Holders may reasonably request). The Company shall also promptly notify the Holders in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to the Holders by email or facsimile on the same day of such effectiveness and by overnight mail), (ii) of any request by the Commission for amendments or supplements to any Registration Statement or related prospectus or related information, and (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

f. The Company shall use its reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of any Registration Statement, or the suspension of the qualification of any Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify the Holders of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

g. The Company shall use reasonable best efforts to cause all the Registrable Securities to be listed or quoted on each securities exchange or trading market on which securities of the same class or series issued by the Company are then listed or quoted. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(g).

h. The Company shall at all times provide a transfer agent and registrar with respect to its Common Stock.

i. If reasonably requested by a Holder, the Company shall (i) as soon as practicable, incorporate in a prospectus supplement or post-effective amendment such information as the Holder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities; (ii) make all required filings of such prospectus supplement or post-effective amendment as soon as practicable upon notification of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as practicable, supplement or make amendments to any Registration Statement.

j. The Company shall use its reasonable best efforts to cause the Registrable Securities covered by such Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

k. Within one (1) Business Day after any Registration Statement which includes the Registrable Securities is ordered effective by the Commission, the Company shall deliver to the transfer agent for such Registrable Securities (with copies to the Holder) confirmation that such Registration Statement has been declared effective by the Commission.

Thereafter, if requested by any Holder at any time, the Company shall deliver to each Holder a written confirmation whether or not the effectiveness of such Registration Statement has lapsed at any time for any reason (including, without limitation, the issuance of a stop order) and whether or not the Registration Statement is current and available to the Holder for sale of all of the Registrable Securities.

l. The Company shall use reasonable best efforts to take all other reasonable actions necessary to expedite and facilitate disposition by the Holder of Registrable Securities pursuant to any Registration Statement, including the removal of legends from any share certificates and permitting such shares to be held electronically in the Holder’s brokerage accounts.

4.	OBLIGATIONS OF THE HOLDERS.

a. The Company shall notify each Holder in writing of the information the Company reasonably requires from the Holder in connection with such Registration Statement hereunder. The Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. Notwithstanding the foregoing, the Registration Statement shall contain the “Plan of Distribution” section in substantially the form attached hereto as Exhibit A.

b. Each Holder agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder.

c. Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event or existence of facts of the kind described in Section 2(e), Section 3(f) or the first sentence of 3(e), the Holder will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until the Holder’s receipt of applicable notice pursuant to Section 2(e) or the copies of the supplemented or amended prospectus contemplated by Section 3(f) or the first sentence of 3(e). Notwithstanding anything to the contrary, the Company shall cause its transfer agent to promptly deliver shares of Common Stock without any restrictive legend in accordance with the terms of the Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Holder has entered into a contract for sale prior to the Holder’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(f) or the first sentence of Section 3(e) and for which the Holder has not yet settled.

d. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to the Registration Statement.

5.	EXPENSES OF REGISTRATION.

All reasonable expenses, other than sales or brokerage commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company, shall be paid by the Company.

6.	INDEMNIFICATION.

a. To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Holder, each Person, if any, who controls each Holder, the members, the directors, officers, partners, employees, agents, representatives of each Holder and each Person, if any, who controls each Holder within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, attorneys’ fees, amounts paid in settlement or expenses, joint or several, (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the Commission, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in any Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which the statements therein were made, not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the Commission) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to any Registration Statement (the matters in the foregoing clauses (i) through (iii) being, collectively, “Violations”). The Company shall reimburse each Indemnified Person promptly as such expenses are incurred and are due and payable, for any reasonable legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information about the Holder furnished in writing to the Company by such Indemnified Person expressly for use in connection with the preparation of any Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(c) or Section 3(e); (ii) with respect to any superseded prospectus, shall not inure to the benefit of any such person from whom the person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any person controlling such person) if the untrue statement or omission of material fact contained in the superseded prospectus was corrected in the revised prospectus, as then amended or supplemented, if such revised prospectus was timely made available by the Company pursuant to Section 3(c) or Section 3(e), and the Indemnified Person was promptly advised in writing not to use the incorrect prospectus prior to the use giving rise to a violation and such Indemnified Person, notwithstanding such advice, used it; (iii) shall not be available to the extent such Claim is based on a failure of the Holder to deliver or to cause to be delivered the prospectus made available by the Company, if such prospectus was timely made available by the Company pursuant to Section 3(c) or Section 3(e); and (iv) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Holder pursuant to Section 9.

b. In connection with any Registration Statement, each Holder, severally and not jointly with respect to its own underlying actions, agrees to indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors and officers, each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act, and all other non-violating Holders (collectively and together with an Indemnified Person, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information about that specific Holder and furnished to the Company by the Holder expressly for use in connection with such Registration Statement; and, subject to Section 6(d), the Holder will reimburse any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Holder, which consent shall not be unreasonably withheld; provided, further, however, that the Holder shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to the Holder as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Holder pursuant to Section 9.

c. Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

d. The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7.	CONTRIBUTION.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the parties agree to make a contribution as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the actions that resulted in such Claims as well as any other relevant equitable considerations; provided, however, that: (i) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable

Securities. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact was made by, or relates to information supplied by, the Indemnifying Party or the Indemnified Party, and the Indemnifying Party’s or the Indemnified Party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 7.

8.	REPORTS AND DISCLOSURE UNDER THE SECURITIES ACTS.

With a view to making available to the Holder the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the Commission that may at any time permit the Holder to sell securities of the Company to the public without registration (“Rule 144”), but without limiting the Company’s other obligations hereunder, the Company agrees, at the Company’s sole expense, to:

a. make and keep public information available, as those terms are understood and defined in Rule 144;

b. file with the Commission in a timely manner all reports required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports is required for the applicable provisions of Rule 144;

c. furnish to each Holder so long as the Holder owns Registrable Securities, reasonably promptly upon request, (i) a written statement by the Company that it has complied with the reporting and or disclosure provisions of Rule 144, the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company (provided, any report available to the Holder via the Commission’s live EDGAR system shall be deemed furnished to the Holder), and (iii) such other information as may be reasonably requested to permit the Holder to sell such securities pursuant to Rule 144 without registration; and

d. take such additional action as is reasonably requested by each Holder to enable the Holder to sell the Registrable Securities pursuant to Rule 144, including, without limitation, delivering all such legal opinions, consents, certificates, resolutions and instructions to the Company’s Transfer Agent as may be requested from time to time by the Holder and otherwise fully cooperate with Holder and Holder’s broker to effect such sale of securities pursuant to Rule 144.

The Company agrees that damages may be an inadequate remedy for any breach of the terms and provisions of this Section 8 and each Holder shall, whether or not it is pursuing any remedies at law, be entitled to equitable relief in the form of a preliminary or permanent injunctions, without having to post any bond or other security, upon any breach or threatened breach of any such terms or provisions.

9.	ASSIGNMENT OF REGISTRATION RIGHTS.

The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Holder. A Holder may assign its rights under this Agreement without the written consent of the Company, to any Person to whom such Holder transfers Notes or Warrants.

10.	AMENDMENT OF REGISTRATION RIGHTS.

Subject to the immediately preceding sentence, no provision of this Agreement may be (i) amended other than by a written instrument signed by all parties hereto or (ii) waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

11.	MISCELLANEOUS.

a. A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

b. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) when sent, if sent by email (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such email could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications shall be as set forth in the Purchase Agreement or at such other address and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) Business Days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) electronically generated by the sender’s email containing the time, date, recipient email address of such transmission or (C) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

c. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

d. This Agreement and the Purchase Agreement and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by the Purchase Agreement (collectively, the “Transaction Documents”) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the Purchase Agreement and Transaction Documents supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

e. Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties hereto.

f. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

g. This Agreement may be executed in identical counterparts (including PDF, facsimile, DocuSign, and other electronic counterparts), each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission or by e-mail in a “.pdf” format data file of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

h. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

i. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

j. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

* * * * * *

IN WITNESS WHEREOF, each Purchaser and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the Execution Date.

COMPANY:

ObsEva SA

By:	/s/ David Renas
Name: David Renas
Title: CFO

[COMPANY SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT – ObsEva]

IN WITNESS WHEREOF, each Purchaser and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the Execution Date.

PURCHASERS:

JGB (CAYMAN) PORT ELLEN LTD.

By:	/s/ Brett Cohen
Name:	Brett Cohen
Title:	President
Dated:	October 12, 2021

[SELLER SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT—ObsEva]

SCHEDULE OF PURCHASERS

Purchaser	Purchaser Address and E-mail	Purchaser’s Representative’s Address and E-mail
JGB (Cayman) Port Ellen Ltd.

SCHEDULE OF PURCHASERS

EXHIBIT A

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock covered by this prospectus on behalf of the selling shareholders, to permit the resale of these shares of Common Stock by the selling shareholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

The selling shareholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under the Securities Act of 1933, as amended;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). Underwriters, broker-dealers or agents who may become involved in the sale of shares of Common Stock may engage in transactions with, and perform other services for, us in the ordinary course of their business for which they receive compensation. In connection with sales of the shares of Common Stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Any broker-dealers participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealers may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of Common Stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, estimated to be [ ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

Exhibit C

Registration Rights Agreement